UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously disclosed in the report on Form 6-K furnished by Wetour Robotics Limited (the “Company”) on March 5, 2026 (the “Prior 6-K”), the Company entered into certain securities purchase agreements (the “Agreements”) with certain investors (the “Purchasers”) in connection with a private investment in public equity (the “PIPE”).

On March 18, 2026, the Company completed the closing of the PIPE. Pursuant to the Agreements, the Company issued and sold an aggregate of 60,000,000 ordinary shares, par value $0.0001 per share (the “Shares”), to the Purchasers. The Shares have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The foregoing description of the PIPE and the Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the securities purchase agreement, which was previously furnished as Exhibit 10.1 to the Prior 6-K.

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-291960) and Form F-3 (File No. 333-294373) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: March 19, 2026

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